Shareholder Meeting Results (Unaudited)
iSHARES®, INC.

Two separate special meetings of shareholders of iShares, Inc. were held on November 4, 2009. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Fund approved Proposals 1 and 2.

Proposal 1
To approve a new investment advisory agreement between the Company and Barclays Global Fund Advisors (“BGFA), on behalf of the Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

Votes For	Votes Against	Votes Abstaining
291,146,005	3,042,230	6,219,659

Proposal 2
To approve a change in the classification of the Fund’s investment objective from a fundamental investment policy to a non-fundamental investment policy.

Votes For	Votes Against	Votes Abstaining
286,979,917	6,149,939	7,278,038

Second Meeting

This proposal was approved by the shareholders of the Company on November 4, 2009.  All nominees who previously served as Directors of the Company were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Director to the Company and the term of his election took effect upon the consummation of the Transaction.

Proposal 1*
To elect a Board of Directors of the Company.

Independent Director	Votes For	Votes Withheld
George G.C. Parker	1,597,646,058	46,083,560
J. Darrell Duffie	1,517,311,684	126,417,934
Cecilia H. Herbert	1,599,757,544	43,972,074
Charles A. Hurty	1,599,463,459	44,266,159
John E. Kerrigan	1,599,938,757	43,790,861
John E. Martinez	1,599,890,206	43,839,412
Robert H. Silver	1,601,631,280	42,098,338

Interested Director	Votes For	Votes Withheld
Robert S. Kapito	1,600,119,598	43,610,020
Lee T. Kranefuss	1,117,041,744	526,687,874

  * Denotes Company-wide proposal and voting results.